

February 22, 2021

Michael Hutchby
CFO
Cherry Hill Mortgage Investment Corp
1451 Route 34, Suite 303
Farmingdale, NJ 07727

      Re: Cherry Hill Mortgage Investment Corp
          Forms 8-K Filed December 2, 2020
          Response Dated December 23, 2020
          File No. 001-36099

Dear Mr. Hutchby:

      We have reviewed your December 23, 2020 response to our comment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed December 2, 2020

Item 9.01 Financial Statements, page 1

1.   We note that you reported deferred tax assets of approximately $2.7 million and $20.3 million as of December 31, 2019 and September 30, 2020, respectively. We further note your reported losses in 2019 and the nine-months ended September 30, 2020. Please explain to us your consideration of ASC 740-10-30-16 to -24 in determining that the deferred tax assets do not require a valuation allowance. Include in your response an explanation of the nature of the deferred tax assets, how they typically reverse, and the sources of taxable income that you determined would be available to realize the tax benefit for deductible temporary difference. To the extent you relied on tax-planning strategies as a source of future taxable income, please explain to us your consideration of the conditions in ASC 740-10-30-19.

Michael Hutchby
Cherry Hill Mortgage Investment Corp
February 22, 2021
Page 2

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction